Information Sharing Agreement

This Agreement is entered into by and between Phoenix Life Insurance Company, PHL Variable Insurance Company, and Phoenix Life and Annuity Company (“Phoenix”) and the Sentinel Variable Products Trust (“Trust”) as of September 7, 2007 (“Effective Date”).

Preliminary Statements

1. Phoenix, the Trust and Sentinel Financial Services Company have entered into Participation Agreements dated September 7, 2007 under which series of the Trust are available through Phoenix’s variable life and annuity products (“Participation Agreement”).

2. Phoenix and the Trust wish to enter into this Agreement in connection with the Participation Agreement and in compliance with Rule 22c-2 under the Investment Company Act of 1940, as amended (“Rule”).

3. The Trust is a Fund as defined by the Rule, except that the term “Fund” does not include the SVPT Money Market Fund or any other “excepted fund” as defined by the Rule.

4. Phoenix is an Intermediary as defined by the Rule.

5. In consideration of the mutual covenants contained in this Information Sharing Agreement, the parties intend to be legally bound and agree to the following:

Definitions

Shares: The term “Shares” means the interests of Shareholders corresponding to the redeemable securities of record issued by the Trust under the Act that are held by Phoenix.

Shareholder: The term “Shareholder” means the holder of interests in a variable annuity contract or variable life insurance policy issued by Phoenix (“Contract”), or a participant in an employee benefit plan with a beneficial interest in a Contract.

Purchase: The term “Purchase” means a transaction that is initiated or directed by a Shareholder that results in a transfer of assets within a Contract to the Trust, but does not include transactions that are executed: (i) automatically pursuant to a contractual or systematic program or enrollment such as transfer of assets within a Contract to the Trust as a result of “dollar cost averaging” programs, insurance company approved asset allocation programs, or automatic rebalancing programs; (ii) pursuant to a Contract death benefit; (iii) one-time step-up in Contract value pursuant to a Contract death benefit; (iv) allocation of assets to the Trust through a Contract as a result of payments such as loan repayments, scheduled contributions, retirement plan salary reduction contributions, or planned premium payments to the Contract; or (v) prearranged transfers at the conclusion of a required free look period.

Redemption: The term “Redemption” means a transaction that is initiated or directed by a Shareholder that results in a transfer of assets within a Contract out of the Trust, but does not include transactions that are executed: (i) automatically pursuant to a contractual or systematic program or enrollments such as transfers of assets within a Contract out of the Trust as a result of annuity payouts, loans, systematic withdrawal programs, insurance company approved asset allocation programs and automatic rebalancing programs; (ii) as a result of any deduction of charges or fees under a Contract; (iii) within a Contract out of the Trust as a result of scheduled withdrawals or surrenders from a Contract; or (iv) as a result of payment of a death benefit from a Contract.

Shareholder Information: The term “Shareholder Information” shall mean:(1) the taxpayer identification number (“TIN”); (2) the Contract owner number or participant account number associated with the Shareholder; and (3) the amount, date and transaction type of every purchase, redemption, transfer, or exchange of Shares held through an account maintained by the Intermediary during the period covered by the request.

Written or In Writing: The term “written”, “in writing” or similar term includes electronic writings and facsimile transmissions unless otherwise specified.

Agreements

1. Agreement to Provide Information. Phoenix agrees to provide the Trust and/or its designee with Shareholder Information, upon written request.

2. Period Covered by Request. Unless otherwise directed by the Trust, Phoenix agrees to provide the information specified above for each trading day.

Requests must set forth a specific period, not to exceed 90 days from the date of the request, for which Shareholder Information is sought. The Trust may request Shareholder Information older than 90 days from the date of the request as it deems necessary to investigate compliance with policies established by the Trust for the purpose of eliminating or reducing any dilution of the value of the outstanding shares issued by the Trust.

3. Timing of Requests. The Trust requests for Shareholder Information shall be made no more frequently than quarterly except as the Trust deems necessary to investigate compliance with policies established by the Trust for the purpose of eliminating or reducing any dilution of the value of the outstanding shares issued by the Trust.

4. Form and Timing of Response. Phoenix agrees to transmit the requested information that is on its books and records to the Trust or its designee promptly, but in any event not later than five business days, after receipt of a request. If the requested information is not on Phoenix’s books and records, Phoenix agrees to use reasonable efforts to: (i) promptly obtain and transmit the requested information; (ii) obtain assurances from the accountholder that the requested information will be provided directly to the Trust promptly; or (iii) if directed by the Trust, block further purchases of Shares from such accountholder. In such instance, Phoenix agrees to inform the Trust whether it plans to perform (i), (ii) or (iii). Responses required by this paragraph must be communicated in writing and in a format mutually agreed upon by the parties.

5. Limitations on Use of Information. The Trust agrees to only use Shareholder Information for the purposes of identifying Shareholders who may be violating the Trust’s policies and procedures with respect to dilution of the Trust’s value as contemplated by Rule 22C-2 or to fulfill other regulatory or legal requirements subject to the privacy provisions of Title V of the Gramm-Leach Bliley Act (Public Law 106-102) and comparable state laws. The Trust agrees that the Shareholder Information is confidential and will not share the Shareholder Information externally, unless Phoenix provides the Trust with prior written consent to share such Shareholder Information. The Trust agrees not to share the Shareholder Information internally, except on a “need to know basis”. The Trust further agrees to notify Phoenix’s Chief Privacy Officer immediately in the event that the confidentiality of the Shareholder Information is breached.

6. Transmitting Shareholder Information. The Trust agrees that when transmitting Shareholder Information by facsimile or electronic writing that the Shareholder Information will be protected by encryption, password, or some other form of secure transmission, which will adequately protect the confidentiality of the Shareholder Information.

7. Agreement to Prohibit Trading. Phoenix agrees to execute written instructions from the Trust or its designee prohibit further purchases or exchanges of Shares by Shareholders that have been identified by the Trust as having engaged in transactions of Shares (directly or indirectly through Phoenix’s account) that violate policies established by the Trust for the purpose of eliminating or reducing any dilution of the value of the outstanding Shares issued by the Trust.

8. Form of Instructions. Instructions must include the TIN, if known, and the specific restriction(s) to be executed. If the TIN is not known, the instructions must include an equivalent identifying number of the Shareholders or the Shareholders’ account(s) or other agreed upon information to which the instruction relates.

9. Timing of Response. Phoenix agrees to execute instructions as soon as reasonably practicable, but not later than five business days after receipt of the instructions by Phoenix.

10. Confirmation by Intermediary. Phoenix will provide written confirmation to the Trust or its designee that instructions have been executed. Phoenix agrees to provide confirmation as soon as reasonably practicable, but not later than ten business days after the instructions have been executed.

11. Redemption Fees. If the Trust ultimately decides to impose a redemption fee on variable contracts, the Trust agrees to notify Phoenix at least six (6) months in advance so that Phoenix can program its systems to administer the fee. If such notice is not practicable, the Trust agrees to reimburse Phoenix for mutually agreed upon and reasonable costs in completing the systems work.

12. Construction of the Agreement: Participation Agreements. The Participation Agreements are hereby incorporated by reference into this Agreement, as this Agreement is intended to be a supplement to the Participation Agreements. To the extent the terms of this Information Sharing Agreement conflict with the terms of a Participation Agreement, the terms of this Participation Agreement shall control, but only to the extent it does not conflict with Rule 22c-2.

13. Governing Law. The Agreement shall be governed by and interpreted in accordance with the internal laws of the State of New York.

14. Amendments and Assignments. This Agreement may only be amended in a writing signed by both parties. Neither party shall assign this Agreement without the prior written consent of the other party provided, however, that either party may assign this Agreement to an affiliated entity or a third party in connection with a merger, acquisition, reorganization or the sale or transfer of all or substantially all of its assets to such third party. Subject to the foregoing, this Agreement or the relevant provisions shall be binding upon, and inure to the benefit of, all successors, executors, heirs, representatives, administrators and assigns.

15. Indemnification. The Trust agrees to indemnify and hold harmless Phoenix from any and all liability, claim, loss, demand, damages, costs and expenses (including reasonable attorney’s fees) arising in connection with third party claim or action brought against Phoenix as a result of any disclosure of Shareholder Information provided to the Trust in response to a request for Shareholder Information pursuant to the terms of this Information Sharing Agreement that is inconsistent with the terms of this Agreement or otherwise not authorized by Phoenix.

16. Force Majeure. Either party is excused from performance and shall not be liable for any delay in performance or non-performance, in whole or in part, caused by the occurrence of any event or contingency beyond the control of the parties including, but not limited to, work stoppages, fires, civil disobedience, riots, rebellions, natural disasters, acts of God, and acts of war or terrorism. The party who has been so affected shall promptly give written notice to the other Party and shall use its best efforts to resume performance. Upon receipt of such notice, all obligations under this Agreement shall be immediately suspended for the duration of such Force Majeure Event.

17. Notices. All legal notices, included those pursuant to Agreements, Paragraph 6 above, must be sent to: Phoenix Life Insurance Company, Attention: Law Department, One American Row, P.O. Box 5056, Hartford, CT 06102-5056.

All notices for Shareholder Information must be sent to Phoenix Life Insurance Company, Attention: Michael Marshall, 31 Tech Valley, East Greenbush, and NY 12061.

18. Termination. This Agreement will terminate upon the termination of the Participation Agreement.

IN WITNESS WHEREOF, the below persons, as duly authorized officers, have caused this Information Sharing Agreement to be executed on behalf of the parties as of the Effective Date.

SENTINEL VARIABLE PRODUCTS TRUST

Name:	Christian W. Thwaites
Title:	President & Chief Executive Officer

Signature:	/s/ Christian W. Thwaites

Date:

PHOENIX LIFE INSURANCE COMPANY,
PHL VARIABLE INSURANCE COMPANY,
PHOENIX LIFE AND ANNUITY COMPANY

Name:	Gina Collopy O’Connell
Title:	Senior Vice President

Signature:	/s/ Gina Collopy O’Connell

Date:

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